Exhibit 12.1

TRANSDIGM GROUP INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in Thousands)

					July 8, 2005 (Date of Formation) Through Sept. 30, 2003	Predecessor
						October 1, 2002 Through July 22, 2003
	Fiscal Year Ended September 30,
	2007	2006	2005	2004
Earnings:
Total earnings (loss)	$88,645	$25,117	$34,687	$13,622	$(5,759)	$(69,969)
Income tax provision (benefit)	53,426	16,318	22,627	6,682	(3,970)	(40,701)

Pre tax earnings (loss)	142,071	41,435	57,314	20,304	(9,729)	(110,670)

Fixed charges:
Interest charges	91,767	76,732	80,266	74,675	14,233	28,224
Interest factor of operating rents	931	698	635	452	163	408

Total fixed charges	92,698	77,430	80,901	75,127	14,396	28,632

Earnings as adjusted	$234,769	$118,865	$138,215	$95,431	$4,667	$(82,038)

Ratio of earnings to fixed charges (1)	2.5	1.5	1.7	1.3	—	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.